February 6, 2012

Patrice Pitts, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2415

       RE: MetLife Investors USA Insurance Company:
               MetLife Investors USA Separate Account A
               "Series O"
               Initial Registration Statement filed on Form N-4
               File Nos. 811-03365 and 333-178514

Dear Ms. Pitts:

       The staff reviewed the above-referenced initial registration statement, which the Commission received on December 15, 2011. We have given the registration statement selective review. Based on our review, we have the following comments. Unless another contract is identified, page references are to the pages in the courtesy copy of the Series O prospectus and statement of additional information marked against the prospectus for the Class A contract, File Nos. 811-05200 and 333-54358 provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

GENERAL

1.   Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

PROSPECTUS

2.   **Index of Special Terms (page 4)**

       Please confirm that all special terms have been defined in the text including the Index of Special Terms and appear in upper case throughout the prospectus.

3.   Highlights (page 6)

Please add disclosure at the end of the first paragraph to the effect that payments under the GMIB rider are subject to the claims-paying ability of the insurance company and are not guaranteed by any other party.

4.   Fee Tables and Examples (page 8)

a.   Please revise the owner transaction expenses table to comply with Rule 6c-8 under the Investment Company Act of 1940.

b.   For purposes of the individual portfolio fees table beginning on page 12, please note that in order to reflect contractual waivers in the net total annual fee shown, all contractual waivers should be in place for at least one year from the effective date of this prospectus filing, *i.e.*, on page 13 these arrangements should be in effect until at least February 2013, not October 2012.

5.   Termination for Low Account Value (page 16)

Please expand the last sentence to disclose any impact that termination for low account value will have on any optional living benefit or death benefit riders an owner may have elected.

6.   Investment Allocation Restrictions for the GMIB Max III Rider (page 17)

The second to last paragraph of this section on page 17 and the fourth paragraph under "Investment Allocation restrictions" on page 44 state that one or more portfolios may not be available when you apply for the contract but that after the contract is issued, all of the portfolios will be available for purchase payments or transfers.

In both sections, please disclose whether transfers to portfolios available upon issuance but not upon application will be counted toward the 12 free transfers per year. If so, please also add similar disclosure to the disclosure provided under ""Transfers" on page 22 and "Transfer Fee" on page 35.

7.   California Free Look Requirements for Purchasers Age 60 and Over (page 18)

It is not clear whether the current disclosure only applies to purchasers who elect the GMIB Max II or all purchasers. In addition, although the disclosure addresses what happens if the contract is cancelled during the free look period if the monies <u>are not</u> allocated to the BlackRock Money Market Portfolio, it does not disclose what happens differently if the contract is cancelled during the free look period if the monies <u>are</u> allocated to the BlackRock Money Market Portfolio. Please clarify the disclosure.

8.   Investment Options (page 19)

a.   It is not clear why a description of the various trusts and their series begins on page 21, ends on page 22, and then appears to be completed on pages 27 and 28.

Please provide a complete description of the various trusts and their series in one location by moving the existing disclosure on pages 27 and 28 and adding it to page 22.

b.   In the disclosure under "Enhanced Dollar Cost Averaging Program (EDCA)" on page 25, please disclose the guaranteed minimum interest rate for the EDCA account, and if an owner can lose money in the EDCA Account, please disclose this fact.

9.   Expenses (page 28)

a.   Sales Charge (page 29)

i.   Per Item 6(a), please explain what is provided in consideration for the charge.

ii.   The last sentence of the first paragraph indicates that even if subsequent withdrawals are taken, the sales charge determined based on purchase payments will not be reduced and still be imposed as demonstrated by example (4) on page 31.

Please disclose how any remaining sales charges would be covered if due to withdrawals and negative market performance the remaining sales charge owed is greater than the remaining account value.

iii.   Please confirm with the staff whether there are means to reduce sales charges as provided in similar MetLife contracts and if applicable, please describe them.

b.   Withdrawal Charge (page 31)

Please provide a complete example of how withdrawal charges are determined for purchase payments made during the Initial Purchase Payment Period by expanding example (3) on page 34 to address not only when the Initial Purchase Payment Period ends *before* the subsequent $75,000 purchase payment is received but also when the Initial Purchase Payment Period ends *after* the subsequent $75,000 purchase payment is received.

10.   Access to Your Money (page 38)

In the second bullet point under "How to withdraw all or part of your account value:" on page 39, please be more precise when referring to the riders that eliminate the withdrawal charge, *e.g.*, refer to them as the Nursing Home or Hospital Confinement rider and the Terminal Illness rider as was provided in last paragraph on page 34.

11.   Death Benefit (page 48)

a.   For clarity, please be consistent when describing the cut-off age for electing the various death benefits, for example, compare the "80 years old or older" in fifth sentence of first paragraph under "Upon Your Death" on page 48 with the "age 79 or younger" in the first paragraph under "Optional Death Benefit – Compounded-Plus" on page 49 and "Additional Death Benefit – Earnings Preservation Benefit" on page 50.

Moreover, please add the same and consistent disclosure described above to the first paragraph "Optional Death Benefit – Annual Step-Up" on page 49.

b.   Each of the formulas to determine the standard and optional death benefits take into account the impact of partial withdrawals. Therefore, given that the contract imposes a withdrawal charge, please confirm with the staff whether the withdrawal charge should also be taken into account when calculating the various death benefit amounts.

If so, please revise each of the formulas accordingly.

c.   In the latter part of the third to last paragraph under "General Death Benefit Provisions" on page 51, the following sentence was added: "Any such additional purchase payments would be subject to applicable withdrawal charges."

Please also disclose whether sales charges would be applicable as well.

12.   Under "Other Information" beginning on page 58, please also provide a subheading and disclosure regarding sales by affiliated firms as referenced in the second sentence under "Selling Firms" on page 59.

PART C

13.   With respect to exhibits provided under Item 24.b, please note pursuant to Rule 411 of the Securities Act of 1933, if exhibits are incorporated by reference to another document, the document incorporated by reference must contain the exhibit.

Therefore, please confirm that all exhibits, in particular exhibits 24.b.4(xix) and (xx) for the GMIB Max III rider, have been incorporated by reference appropriately.

14.   Please confirm that the information for Item 29(c) properly reflects the disclosure required as of the "Registrant's last fiscal year."

15.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

16.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****
Responses to these comments should be made in a letter to the staff and in a pre-

effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Senior Counsel
Office of Insurance Products